Exhibit 99.1

EXPLANATORY NOTE

Luna Innovations Incorporated (“Luna,” the “Company,” “we” or “us”) is retrospectively revising its historical financial statements to account for discontinued operations in connection with the Accounting Standards Codification (ASC) 205-20, “Presentation of Financial Statements-Discontinued Operations.” As previously disclosed, on January 21, 2014, Luna sold substantially all of the assets comprising its medical shape sensing business to Intuitive Surgical, Inc. for total consideration of up to $30.0 million pursuant to an asset purchase agreement.

The exhibits to this Current Report on Form 8-K update the following items in the Company’s Annual Report on Form 10-K as amended, for the year ended December 31, 2013 (the “2013 10-K”) to reflect retrospectively the changes resulting from discontinued operations discussed above for the years ended December 31, 2012 and 2013:

•	Item 6. Selected Financial Data;

•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and

•	Item 8. Financial Statements and Supplementary Data. The following Notes to Consolidated Financial Statements were impacted by our reclassification of the revenue and costs associated with our medical shape sensing business to discontinued operations.
¡	Note 1. Organization and Summary of Significant Accounting Policies.
¡	Note 12. Relationship with Major Customers.
¡	Note 13. Financial Information About Segments.
¡	Note 14. Quarterly Results.
¡	Note 15. Discontinued Operations.

Other than the items listed above, the Company is not otherwise updating any other portion of the 2013 10-K. Unaffected items of the 2013 10-K have not been repeated in this Current Report on Form 8-K. This Current Report on Form 8-K does not modify or update the disclosures contained in the 2013 10-K in any way, nor does it reflect any subsequent information, activities or events, other than as required to reflect discontinued operations described above. Without limitation to the foregoing, this Current Report on Form 8-K does not purport to update Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the 2013 10-K for any information, uncertainties, transactions, risks, events or trends occurring, or known to management. More current information may be included in, and should be read in conjunction with, the Company’s other filings with the U.S. Securities and Exchange Commission.

ITEM 6.	SELECTED FINANCIAL DATA

The consolidated statement of operations data for each of the two years in the period ended December 31, 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements appearing elsewhere in this report. The consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements that do not appear in this report. Luna has not recast the selected financial data for the years ended December 31, 2009, 2010 or 2011, as management has assessed the materiality of recasting these disclosures for such years, both quantitatively and qualitatively, and concluded that recasting these disclosures for such years is not material to any of Luna’s previously issued or current year financial statements. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes included in Exhibit 99.3 of this Current Report on Form 8-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Exhibit 99.2 of this Current Report on Form 8-K. The selected data in this section is not intended to replace the consolidated financial statements, and the historical results are not necessarily indicative of the results to be expected in any future period.

In thousands, except share and per share data	2009 (a)	2010	2011	2012	2013
Consolidated Statement of Operations Data:
Revenues:
Technology development revenues	$16,160	$14,365	$15,586	$15,127	$11,422
Products and Licensing revenues	9,374	12,133	13,196	8,339	6,912

Total revenues	25,534	26,498	28,782	23,466	18,334
Cost of revenues:
Technology development costs	11,212	10,454	11,483	10,749	8,882
Products and Licensing costs	4,784	5,787	6,590	3,825	3,403

Total cost of revenues	15,996	16,241	18,073	14,574	12,285

Gross profit	9,538	10,257	10,709	8,892	6,049
Operating expense	29,881	14,425	13,557	13,022	14,084

Operating loss	(20,343)	(4,168)	(2,848)	(4,130)	(8,035)
Other income, net	1	77	228	108	347
Interest expense, net	(504)	(474)	(388)	(312)	(207)

Loss from continuing operations before reorganization items and income tax	(20,846)	(4,565)	(3,008)	(4,334)	(7,895)
Reorganization Costs	1,898	174	—	—	—

Loss from continuing operations before income tax	(22,744)	(4,739)	(3,008)	(4,334)	(7,895)
Income tax benefit	(500)	(478)	(479)	(1,107)	(2,387)

Loss from continuing operations, net	(22,244)	(4,261)	(2,529)	(3,227)	(5,508)
Income from discontinued operations, net of income taxes	1,799	1,641	1,137	1,843	4,705

Net loss	(20,445)	(2,620)	(1,392)	(1,384)	(803)
Preferred stock dividend	—	361	127	120	102

Net loss attributable to common stockholders	$(20,445)	$(2,981)	$(1,519)	$(1,504)	$(905)

Net loss per share from continuing operations:
Basic	$(1.98)	$(0.33)	$(0.19)	$(0.23)	$(0.38)
Diluted	$(1.98)	$(0.33)	$(0.19)	$(0.23)	$(0.38)
Net income per share from discontinued operations:
Basic	$0.16	$0.13	$0.08	$0.13	$0.33
Diluted	$0.16	$0.13	$0.08	$0.13	$0.33
Net loss per share attributable to common stockholders:
Basic	$(1.82)	$(0.23)	$(0.11)	$(0.11)	$(0.06)
Diluted	$(1.82)	$(0.23)	$(0.11)	$(0.11)	$(0.06)
Weighted-average number of shares used in per share calculations:
Basic and Diluted	11,232,716	13,009,326	13,647,555	13,930,267	14,336,135

	2009	2010	2011	2012	2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,229	$7,217	$8,939	$6,340	$7,779
Working capital	16,529	8,055	10,928	10,509	10,106
Total assets	21,758	22,876	22,919	20,458	19,704
Total current liabilities	5,556	10,648	8,407	6,932	7,206
Total debt	5,000	6,307	5,250	3,625	2,125

(a)	In April 2009, a jury awarded Hansen Medical Inc. (“Hansen”) a judgment of $36.3 million following a trial. In January 2010, we and Hansen entered into a settlement agreement that reduced our liability to $9.7 million. This amount was recognized in operating expenses for the year ended December 31, 2009 and is included in accrued liabilities at December 31, 2009. As a result of the jury award, we performed an interim goodwill and intangible asset impairment analysis. As a result of this analysis, we recognized an impairment of $1.3 million during the quarter ended March 31, 2009. We also determined that our remaining deferred tax asset was no longer likely to be realized and placed a valuation allowance of $0.6 million against the asset. On July 17, 2009, we filed a voluntary petition for relief in order to reorganize under Chapter 11 of the United States Bankruptcy Code. As a result of this action, we incurred significant legal expenses that are included in reorganization expenses for the year ended December 31, 2009 in the table above.

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